EXHIBIT 12.1

PILGRIM’S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	SIX MONTHS ENDED
	April 1, 2006	April 2, 2005
EARNINGS (Loss):

Income (loss) before income taxes	$(10,461)	$170,502

Add: Total fixed charges	34,093	31,460

Less: Interest Capitalized	2,159	1,548

Total Earnings	$21,473	$200,414

FIXED CHARGES:

Interest expense	$27,825	$25,368

Portion of rental expense representative of the interest factor	6,268	6,092

Total fixed charges	$34,093	$31,460

Ratio of earnings to fixed charges	(1)	6.37

(1)	Earnings were insufficient to cover fixed charges by $12,620.